UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                           BESTWAY COACH EXPRESS INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                 (08659 M 10 8)
                                 (CUSIP Number)

                                  Wilson Cheng
                            2 Mott Street, 7th Floor,
                            New York, New York 10013.
                                 (212) 608-8988
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                              September 15th, 2005
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

================================================================================
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Wilson Cheng

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [__]
                                                                       (b) [__]


--------------------------------------------------------------------------------
3. SEC USE ONLY



--------------------------------------------------------------------------------
4. SOURCE OF FUNDS

   PF

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                   [__]


--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.

--------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                   8,400,000
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
--------------------------------------------------------------------------------
                           8. SHARED VOTING POWER                   0

--------------------------------------------------------------------------------
                           9. SOLE DISPOSITIVE POWER                8,400,000

--------------------------------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,400,000

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [__]


--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    61.40%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         The name of the issuer is Bestway Coach Express Inc., a New York corporation ("Bestway"), which has its principal executive offices at 2 Mott Street, 7th floor, New York, New York 10013. This statement relates to the Company's common stock, $0.001 par value per share.

Item 2.  Identity and Background.

(a)-(f). This Schedule 13D is being filed by Wilson Cheng, a citizen of the United States of America ("The Reporting Person"). The Reporting Person is Bestway's founder, Chairman, Chief Executive Officer, President and Treasurer. He has served in such capabilities since the inception of Bestway in August 1997. The address at which the Reporting Person's occupation is conducted is 2 Mott Street, 7th Floor, New York, New York, 10013.

  During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person used his personal funds to acquire the shares directly owned by him.

Item 4.  Purpose of Transaction.

         The Reporting Person has acquired the shares solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

         (a)-(j)  None.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 8,400,000 shares of the Bestway's common stock, representing 61.40% of the outstanding shares of the Bestway's common stock. The Reporting Person does not own any other securities of Bestway.

(b) The Reporting Person has the sole power to vote and dispose of the 8,400,000 shares.

(c) The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)      Not applicable.




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2005



                                                              /s/Wilson Cheng
                                                              ------------------
                                                              Name: Wilson Cheng